Exhibit 5.5

A&L Goodbody Solicitors International Financial Services Centre 25-28 North Wall Quay, Dublin 1 D01 H104 T +353 1 649 2000 Dx: 29 Dublin | www.algoodbody.com	Dublin Belfast London New York San Francisco Palo Alto

Date	| 20 November 2017
Our Ref	| 01423859
Your Ref	|

Teleflex Urology Limited

IDA Business & Technology Park

Dublin Road

Garrycastle

Athlone

Co. Westmeath

Ireland

Teleflex Incorporated (the Issuer) - $500,000,000 aggregate principal amount of 4.625% Senior Notes due 2027 (the Notes)

Dear Sirs,

We have acted as legal advisors in Ireland to Teleflex Urology Limited (the Irish Company) in connection with the issue of the Notes by the Issuer, which Notes are fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally by guarantors, including the Irish Company (the Transaction).

1.	We have examined PDF copies of:

1.1.	the underwriting agreement dated November 16, 2017 relating to the Notes made between the Issuer, the guarantors party thereto (including the Irish Company) and the Underwriters (the Underwriting Agreement);

1.2.	the registration statement on Form S-3 (File No. 333-211276), as amended by the post-effective amendment no.1 thereto, filed with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the Registration Statement);

1.3.	the prospectus dated November 16, 2017 (the Base Prospectus), as supplemented by the preliminary prospectus supplement dated November 16, 2017 (the Preliminary Prospectus Supplement) and the prospectus supplement dated November 16, 2017 (the Prospectus Supplement);

1.4.	the indenture, dated as of May 16, 2016 (the Base Indenture), among the Issuer and Wells Fargo Bank, National Association, as trustee (the Trustee), as supplemented by the Fourth Supplemental Indenture, dated as of November 20, 2017 among the Issuer, the guarantors party thereto (including the Irish Company) and the Trustee (the Indenture and, together with the Underwriting Agreement, the Agreements);

1.5.	a corporate certificate of the Irish Company dated 20 November 2017 (the Certificate) attaching, inter alia,:

1.5.1.	copies of the certificate of incorporation and certificate of incorporation on change of name of the Irish Company and of the constitution of the Irish Company (the Constitution);

PM Law • CE Gill • EM FitzGerald • JG Grennan • J Coman • PD White • VJ Power • LA Kennedy • SM Doggett • B McDermott • C Duffy • PV Maher • S O’Riordan • MP McKenna • KA Feeney M Sherlock • EP Conlon • E MacNeill • KP Allen • EA Roberts • C Rogers • G O’Toole • JN Kelly • N O’Sullivan • MJ Ward • AC Burke • D Widger • C Christle • S O’Croinin • JW Yarr • DR Baxter A McCarthy • JF Whelan • JB Somerville • MF Barr • AM Curran • A Roberts • M Dale • RM Moore • D Main • J Cahir • M Traynor • PM Murray • N Ryan • P Walker • K Furlong • PT Fahy • M Rasdale D. Inverarity • M Coghlan • DR Francis • A Casey • B Hosty • M O’Brien • K Killalea • L Mulleady • K Ryan • E Hurley • G Stanley • D Dagostino • E Keane • C Clarkin • R Grey • R. Lyons • J Sheehy • C Morrissey C McLoughlin • C Carroll • SE Carson • P Diggin • J Williams • A O’Beirne • MD Cole • G Conheady • J Dallas • SM Lynch • M McElhinney

Consultants: SW Haughey • Professor JCW Wylie • AF Browne • MA Greene • AV Fanagan • JA O’Farrell • IB Moore

M-38005899-5

1.5.2.	a copy of the resolutions of the board of directors of the Irish Company passed at a meeting of that board of directors held on 19 October 2017; and

1.5.3.	the names and specimen signature(s) of the person(s) authorised to execute and deliver and who have executed and delivered the Agreements on behalf of the Irish Company;

and such other documents as we have considered necessary or desirable to examine in order that we may give this opinion.

Terms defined in Agreements have the same meaning in this opinion.

2.	For the purpose of giving this opinion we have assumed:

2.1.	the authenticity of all documents submitted to us as originals and the completeness and conformity to the originals of all copies of documents of any kind furnished to us;

2.2.	that the copies produced to us of minutes of meetings and/or of resolutions are true copies and correctly record the proceedings of such meetings and/or the subject-matter which they purport to record and that any meetings referred to in such copies were duly convened and held and that all resolutions set out in such minutes were duly passed and are in full force and effect;

2.3.	the genuineness of the signatures and seals on all original and copy documents which we have examined;

2.4.	that the copy of the Constitution attached to the Certificate is correct and up to date;

2.5.	the current and ongoing accuracy and completeness as to factual matters of the representations, warranties and undertakings of the Irish Company contained in the Agreements and the accuracy of all certificates provided to us by the Irish Company (including the Certificate);

2.6.	that there are no agreements or arrangements in existence which in any way amend or vary the terms of the Transaction as disclosed by the Agreements;

2.7.	without having made any investigation, that the terms of the Agreements are lawful and fully enforceable under the laws of the State of New York and any other applicable laws other than the laws of Ireland;

2.8.	that the Agreements have each been executed and delivered by each of the parties thereto (other than the Irish Company) in the respective forms examined by us;

2.9.	the due authorisation, execution and delivery of the Agreements by each of the parties thereto (other than the Irish Company) and that the performance thereof is within the capacity and power of each of the parties thereto (other than the Irish Company);

2.10.	that no offer to the public of the Notes will be made in any member state of the European Economic Area that has implemented the Prospectus Directive (each a relevant member state) other than:

2.10.1.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

2.10.2.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

2.10.3.	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this paragraph 2.10 the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in a relevant member state by any measure implementing the Prospectus Directive in that member state, and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in a relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU;

2.11.	that the Notes will have been duly prepared and completed in accordance with the provisions and arrangements contained or described in the Prospectus Supplement and the Indenture;

2.12.	that each of the parties to the Agreements (other than the Irish Company) are able lawfully to enter into such agreement or deed;

2.13.	that none of the resolutions and authorities of the directors of the Irish Company referred to in 1.4.2 above, upon which we have relied, will be varied, amended or revoked in any respect;

2.14.	the absence of fraud on the part of the Irish Company and its respective officers, employees, agents and advisers and that the Irish Company will enter into the Transaction in good faith, for its legitimate and bona fide business purposes and that: (i) the Irish Company is or will be fully solvent at the time of and immediately following the entry into the Transaction; (ii) no resolution or petition for the appointment of a liquidator or examiner will have been passed or presented prior to the entry into the Transaction; (iii) no receiver will have been appointed in relation to any of the assets or undertaking of the Irish Company prior to the entry into the Transaction; (iv) and no composition in satisfaction of debts, scheme of arrangement, or compromise or arrangement with creditors or members (or any class of creditors or members), other than as part of a solvent reorganisation of the Irish Company’s group of companies, will have been proposed, sanctioned or approved in relation to the Irish Company prior to the entry into the Transaction;

2.15.	the accuracy and completeness of all information appearing on public records;

2.16.	that the Irish Company will not, by its entry into the Agreements and the performance of the transactions contemplated thereby, be giving financial assistance for the purposes of Section 82 of the Companies Act 2014 of Ireland (as amended); and

2.17.	that the Irish Company has entered into the Agreements in good faith, for its legitimate business purposes, for good consideration, and that it derives commercial benefit from the Agreements commensurate with the risks undertaken by it in the Agreements.

3.	We express no opinion as to the taxation consequences of the Agreements or the Transaction and we express no opinion as to any matters falling to be determined other than under the laws of Ireland and, without reference to provisions of other laws imported by Irish private international law, in Ireland as of the date of this letter. Subject to that qualification, the assumptions set out at 2 above and the qualifications set out at 4 below, we are of the opinion that:

3.1.	the Irish Company is duly incorporated under the laws of Ireland and is a separate legal entity, subject to suit in its own name. Based only on searches carried out in the Irish Companies Registration Office and the Central Office and Judgments Office of the High Court on 20 November 2017, the Irish Company is validly existing under the laws of Ireland and no steps have been taken or are being taken to appoint a receiver, examiner or liquidator over the Irish Company or to wind up the Irish Company;

3.2.	the Irish Company has the necessary power and authority, and all necessary corporate and other action has been taken, to enable it to execute, deliver and perform the obligations undertaken by it under the Agreements and the implementation by the Irish Company of the foregoing will not cause:

3.2.1.	any limit on it or on its directors (whether imposed by the documents constituting the Irish Company or by statute or regulation) to be exceeded;

3.2.2.	a violation of the Constitution; or

3.2.3.	any law or order to be contravened;

3.3.	the Agreements have been duly authorised, executed and delivered on the Irish Company’s behalf and the obligations of the Company as one of the guarantors of the obligations of the Issuer under the Notes have been duly authorised;

3.4.	no authorisations, approvals, licences, exemptions or consents of governmental or regulatory authorities with respect to the Agreements or the performance by the Irish Company of its obligations pursuant to the Agreements are required to be obtained in Ireland;

3.5.	it is not necessary under the laws of Ireland that the Agreements be filed, registered, recorded or notarised in any public office in Ireland;

3.6.	in any proceedings taken in Ireland for the enforcement of the Agreements, the choice of the laws of the State of New York as the governing law of the contractual rights and obligations of the parties under the Agreements and the submission by the parties to the Underwriting Agreement to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York (the Specified Courts), would be upheld by the Irish courts in accordance with or subject to the provisions of the Rome 1 Regulation EC No 593/2008 on the Law Applicable to Contractual Obligations, meaning that the courts of Ireland may only refuse to apply the choice of laws of the State of New York if such application is manifestly incompatible with Irish public policy (at the date hereof, we are not aware of any circumstances concerning the choice of the laws of the State of New York that would give rise to an Irish court holding that such choice violates Irish public policy, but it should be noted that matters of public policy are subjective and evolving); and

3.7.	in any proceedings taken in Ireland for the enforcement of a judgment obtained against the Irish Company in the Specified Courts (a Foreign Judgment) the Foreign Judgment would be recognised and enforced by the courts of Ireland save that to enforce such a Foreign Judgment in Ireland it would be necessary to obtain an order of the Irish courts. Such order should be granted on proper proof of the Foreign Judgment without any re-trial or examination of the merits of the case subject to the following qualifications:

3.7.1.	that the foreign court had jurisdiction, according to the laws of Ireland;

3.7.2.	that the Foreign Judgment was not obtained by fraud;

3.7.3.	that the Foreign Judgment is not contrary to public policy or natural justice as understood in Irish law;

3.7.4.	that the Foreign Judgment is final and conclusive;

3.7.5.	that the Foreign Judgment is for a definite sum of money; and

3.7.6.	that the procedural rules of the court giving the Foreign Judgment have been observed;

any such order of the Irish courts may be expressed in a currency other than euro in respect of the amount due and payable by the Irish Company but such order may be issued out of the Central Office of the Irish High Court expressed in euro by reference to the official rate of exchange prevailing on the date of issue of such order. However, in the event of a winding up of the Irish Company, amounts claimed against the Irish Company in a currency other than the euro (the Foreign Currency) would, to the extent properly payable in the winding up, be paid if not in the Foreign Currency in the euro equivalent of the amount due in the Foreign Currency converted at the rate of exchange pertaining on the date of the commencement of such winding up.

4.	The opinions set forth in this opinion letter are given subject to the following qualifications:

4.1.	an order of specific performance or any other equitable remedy is a discretionary remedy and is not available when damages are considered to be an adequate remedy;

4.2.	this opinion is given subject to general provisions of Irish law relating to insolvency, bankruptcy, liquidation, reorganisation, receivership, moratoria, court scheme of arrangement, administration and examination, and the fraudulent preference of creditors and other Irish law generally affecting the rights of creditors;

4.3.	this opinion is subject to the general laws relating to the limitation of actions in Ireland;

4.4.	a determination, description, calculation, opinion or certificate of any person as to any matter provided for in the Agreements might be held by the Irish courts not to be final, conclusive or binding if it could be shown to have an unreasonable, incorrect, or arbitrary basis or not to have been made in good faith;

4.5.	additional interest imposed by any clause of the Agreements might be held to constitute a penalty and the provisions of that clause imposing additional interest would thus be held to be void. The fact that such provisions are held to be void would not in itself prejudice the legality and enforceability of any other provisions of the Agreements but could restrict the amount recoverable by way of interest under such Agreements;

4.6.	claims may be or become subject to defences of set-off or counter-claim;

4.7.	an Irish court has power to stay an action where it is shown that there is some other forum having competent jurisdiction which is more appropriate for the trial of the action, in which the case can be tried more suitably for the interests of all the parties and the ends of justice, and where staying the action is not inconsistent with Regulation (EU) No 1215/2012 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters (recast);

4.8.	the enforceability of severance clauses is at the discretion of the court and may not be enforceable in all circumstances;

4.9.	a waiver of all defences to any proceedings may not be enforceable;

4.10.	any transfer of, or payment in respect of a Note (including the Guarantee thereof) or Agreement involving any country or person which is currently the subject of an order made by the Minister for Finance of Ireland restricting financial transfers pursuant to the Financial Transfers Act, 1992 and/or Section 42 of the Criminal Justice (Terrorist Offences) Act, 2005 or the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 and any transfer of, or payment in respect of, a Note or Agreement involving the government of any country which is currently the subject of United Nations sanctions, any person or body resident in, incorporated in or constituted under the laws of any such country or exercising public functions in any such country or any person or body controlled by any of the foregoing may be subject to restrictions pursuant to such sanctions as implemented in Irish law; and

4.11.	we express no opinion on any taxation matters or on the contractual terms of the relevant documents other than by reference to the legal character thereof.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the current report on Form 8-K to be filed by the Issuer in connection with the offering of the Notes. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Yours faithfully

/s/ A&L Goodbody

A&L Goodbody